ANNEX D
                       AMENDMENT TO THE

                 ARTICLES OF INCORPORATION OF

                  BOOK CORPORATION OF AMERICA


     Book Corporation of America, a corporation organized under the laws of the State of Utah, hereby adopts the following Amendments to its Articles of Incorporation pursuant to the provisions of the Utah Revised Business Corporation Act, Section 16-10a-1006.
                                     I
     The Articles of Incorporation shall be amended to read as follows:
                        ARTICLE I - CORPORATE NAME
     The name of the corporation shall be: Secured Diversified
Investment, Ltd.
                                    II
                 ARTICLE IV - AUTHORIZED SHARES
     The authorized Capital Stock of the Corporation is One Hundred Million (100,000,000) shares of Common Stock, $.001 par value per share. The authorized Preferred Stock of the Corporation is Fifty Million (50,000,000) shares, $.01 par value per share, which may be issued in one or more series, with designations, rights and privileges of such Preferred Stock as set by the Board of Directors.
                                    III
     The date of the adoption of the foregoing amendments by the shareholders was ______________, 2002. The number of shares outstanding in the Corporation and entitled to vote, as of the record date, on the amendment was 2,349,540. All stock in the Corporation is entitled to one vote per share for each matter coming before a vote of the shareholders.

                               V
     The number of shares that voted in favor of the above amendments was 2,000,000. The number of shares that voted against the above amendments was -0-.
     Dated this ____ day of _____, 2002.
                                   BOOK CORPORATION OF AMERICA

                                   By:
_______________________________
                                          Ronald Robinson,
President